EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET HOLDINGS REPORTS
ITS TENTH CONSECUTIVE QUARTER OF IMPROVED EARNINGS

Company achieves record load factor, maintains exceptional operating performance

HOUSTON, Oct. 16, 2003 – ExpressJet Holdings, Inc. (NYSE:XJT) today reported third quarter net income of $27.8 million, or $0.48 diluted earnings per share, an increase of 29 percent over the prior-year period.

The results represent ExpressJet's tenth consecutive quarter of improved earnings. "This quarter presented many operational challenges to ExpressJet, considering the impacts of the northeast blackout and Hurricane Isabel," said ExpressJet President and CEO Jim Ream. "However, our team persevered and closed the quarter with solid operational and financial results."

Third Quarter Operating Results

Third quarter operating revenue increased 27 percent to $343.6 million, up from $270.1 million in the third quarter of 2002. Compared with the same period in the previous year, capacity grew by 42 percent to 2.3 billion available seat miles (ASMs), with block hours increasing 29 percent to approximately 159,000 block hours. The corresponding passenger load factor reached a quarterly record of 71 percent, a 5.8 point improvement over the third quarter of 2002.

Despite the challenges posed by the Aug. 14 blackout in the northeastern United States and Canada, the impact of Hurricane Isabel on the eastern part of the United States, and the month-long runway resurfacing project at Newark Liberty International Airport in September, the company achieved a 99.7 percent controllable completion factor, which excludes cancellations due to weather and air traffic control. ExpressJet's overall completion rate for the quarter was 97.9 percent.

ExpressJet continued to accept deliveries of Embraer ERJ145-XR aircraft, adding six during the quarter and bringing the number of aircraft in the ExpressJet fleet to 218. Taking advantage of the aircraft's extended range, Continental Airlines announced during the third quarter several new longer-range routes better suited for operation with Continental Express regional aircraft, such as Houston-Grand Rapids, Mich.; New York-Freeport, Bahamas; New York and Houston-Huntsville, Ala.; New York-Tulsa, Okla.; and Houston-Ciudad del Carmen, Mexico.

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Third Quarter Financial Results

Third quarter 2003 operating income reflected a 13.7 percent operating margin, as compared with an operating margin of 13.8 percent for third quarter 2002. The 13.7 percent operating margin included the impact of $3.0 million in performance incentive payments and expense savings.

ExpressJet ended the third quarter with $171.5 million in cash, including $3.2 million in restricted cash. During the quarter, the company paid $7.2 million under its note to Continental Airlines, reducing the balance to $219.8 million. The payment consisted of the scheduled quarterly principal of $0.6 million and interest of $1.3 million made on Sept. 30, net of a pre-payment made during the first quarter of 2003, and a prepayment of $6.6 million in principal from proceeds of a simulator financing.

During the quarter, ExpressJet completed a private placement of an aggregate of $137.2 million in convertible notes, including the exercise of $12.2 million in overallotment granted to the initial purchasers of the notes, maturing on Aug. 1, 2023. The net proceeds of this transaction were used to repurchase 9.8 million common shares of ExpressJet from Continental Airlines. The notes will bear interest at a rate of 4.25% per year payable semi-annually in arrears on Feb. 1 and Aug. 1 of each year, beginning Feb. 1, 2004. Each note will be convertible into ExpressJet common stock at a conversion ratio of 54.9451 shares per $1,000 principal amount at maturity of the notes. ExpressJet may redeem the notes, in whole or in part, on or after Aug. 4, 2008. The convertible notes transaction and Continental's contribution of 7.435 million shares of ExpressJet common stock to its defined benefit pension plan reduced Continental's percentage ownership of ExpressJet to 31 percent.

For the first nine months of 2003, ExpressJet spent $38.2 million in capital expenditures, or $36.4 million net of sales/transfers of fixed assets and parts, compared with $38.5 million, or $21.7 million net of sales/transfers, for the same period in 2002. ExpressJet currently projects cash outlays related to fleet and non-fleet capital expenditures of approximately $15.3 million for the remainder of the year.

ExpressJet Holdings will conduct a telephone briefing to discuss its third quarter results today at 2:00 p.m. CDT/3:00 p.m. EDT. A live webcast of this briefing will be available online at the investor relations link at expressjet.com.

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Corporate Background

ExpressJet Airlines, Air Transport World's 2003 Regional Airline of the Year, operates as Continental Express, the regional jet affiliate of Continental Airlines. With service to 127 destinations in the United States, Canada and Mexico, Continental Express operates all of Continental's regional jet service from its hubs in Houston, New York and Cleveland. Continental Express offers customers efficient and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines, which employs more than 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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The foregoing contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact our results include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; our high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2002. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

	Three Months Ended September 30,		Increase/ (Decrease)
	2003	**2002**	
Operating Revenue	$ 343,629	$ 270,149	27.2%
Operating Expenses:			
Wages, salaries and related costs	73,703	58,075	26.9%
Aircraft rentals	64,205	50,688	26.7%
Aircraft fuel	38,288	26,046	47.0%
Maintenance, materials and repairs	33,508	24,070	39.2%
Other rentals and landing fees	27,267	21,207	28.6%
Ground handling..	23,614	18,429	28.1%
Outside services..	5,829	4,934	18.1%
Depreciation and amortization...................	5,265	6,088	(13.5%)
Aircraft related and other insurance	1,987	4,678	(57.5%)
Other operating expenses.........................	22,984	18,549	23.9%
	296,650	232,764	27.4%
Operating Income..	46,979	37,385	25.7%
Nonoperating Income (Expense):			
Interest expense, net.................................	(2,578)	(3,153)	(18.2%)
Interest income..	455	845	(46.2%)
Capitalized interest....................................	298	234	27.4%
Other, net..	(15)	62	n/m
	(1,840)	(2,012)	(8.5%)
Income Before Income Taxes	45,139	35,373	27.6%
Income tax expense	17,328	13,724	26.3%
Net Income	$ 27,811	$ 21,649	28.5%
Preferred Stock Dividend	-	(173)	n/m
Net Income Applicable to Common Stockholders	$ 27,811	$ 21,476	29.5%
Basic EPS..	$ 0.48	$ 0.34	41.2%
Diluted EPS	$ 0.48	$ 0.34	41.2%
Operating Margin...	13.7%	13.8%	(0.1pts)
Basic Shares Used for EPS Calculation (in millions)	58.1	64.0	(9.2%)
Diluted Shares Used for EPS Calculation (in millions)	58.1	64.0	(9.2%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)
(Unaudited)

	Nine Months Ended September 30,		
	2003	**2002**	**Increase/ (Decrease)**
Operating Revenue......................................	$ 970,494	$ 805,094	20.5%
Operating Expenses:			
Wages, salaries and related costs............	209,000	176,142	18.7%
Aircraft rentals...	182,911	145,662	25.6%
Aircraft fuel..	103,841	72,986	42.3%
Maintenance, materials and repairs	96,657	72,584	33.2%
Other rentals and landing fees	74,983	64,681	15.9%
Ground handling	65,824	54,851	20.0%
Outside services	21,939	16,561	32.5%
Depreciation and amortization..................	14,911	21,900	(31.9%)
Aircraft related and other insurance	4,076	13,850	(70.6%)
Security fee reimbursement......................	(3,034)	-	n/m
Other operating expenses	63,974	56,551	13.1%
	835,082	695,768	20.0%
Operating Income	135,412	109,326	23.9%
Nonoperating Income (Expense):			
Interest expense, net	(6,770)	(11,294)	(40.1%)
Interest income	1,493	2,937	(49.2%)
Capitalized interest	846	833	1.6%
Other, net...	(46)	108	n/m
	(4,477)	(7,416)	(39.6%)
Income Before Income Taxes......................	130,935	101,910	28.5%
Income tax expense...................................	50,303	39,631	26.9%
Net Income...	$ 80,632	$ 62,279	29.5%
Preferred Stock Dividend.............................	(352)	(319)	10.3%
Net Income Applicable to Common Stockholders	$ 80,280	$ 61,960	29.6%
Basic EPS..	$ 1.29	$ 1.03	25.2%
Diluted EPS	$ 1.29	$ 1.03	25.2%
Operating Margin	14.0%	13.6%	0.4 pts
Basic Shares Used for EPS Calculation (in millions)..	62.0	60.1	3.2%
Diluted Shares Used for EPS Calculation (in millions)..	62.0	60.1	3.2%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS

	Three Months Ended September 30,		Increase/ (Decrease)
	2003	**2002**	
Revenue passenger miles (millions)...................	1,605	1,037	54.8%
Available seat miles (ASM) (millions)	2,269	1,599	41.9%
Passenger load factor..	70.7%	64.9%	5.8pts
Block hours (thousands)	159	123	29.3%
Operating cost per available seat mile (cents).....	13.07	14.56	(10.2%)
Operating cost per block hour.............................	1,864	1,891	(1.4%)
Average fuel cost, excluding fuel taxes, per available seat mile (cents)	1.69	1.63	3.7%
Average price per gallon of fuel excluding fuel taxes (cents)...	66.00	61.10	8.0%
Fuel gallons consumed (millions)	58.0	42.6	36.2%
Average length of aircraft flight (miles)	502	415	21.0%
Actual aircraft in fleet at end of period	218	182	19.8%
Average daily utilization of each aircraft	8 hrs 4 min	7 hrs 26 min	8.4%
Controllable completion factor	99.7%	99.9%	(0.2pts)
Completion factor..	97.9%	98.9%	(1.0pts)

	Nine Months Ended September 30,		Increase/ (Decrease)
	2003	**2002**	
Revenue passenger miles (millions)...................	4,139	2,875	44.0%
Available seat miles (ASM) (millions)	6,109	4,555	34.1%
Passenger load factor..	67.8%	63.1%	4.7pts
Block hours (thousands)	433	370	17.0%
Operating cost per available seat mile (cents).....	13.67	15.27	(10.5%)
Operating cost per block hour	1,929	1,879	2.7%
Average fuel cost, excluding fuel taxes, per available seat mile (cents)	1.70	1.60	6.2%
Average price per gallon of fuel excluding fuel taxes (cents)...	66.00	60.58	8.9%
Fuel gallons consumed (millions)	157.3	120.5	30.5%
Average length of aircraft flight (miles)	482	407	18.4%
Actual aircraft in fleet at end of period	218	182	19.8%
Average daily utilization of each aircraft	7 hrs 45 min	7 hrs 44 min	0.1%
Controllable completion factor	99.8%	99.9%	(0.1pts)
Completion factor..	98.2%	99.0%	(0.8pts)

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NON-GAAP STATISTICAL INFORMATION

	Three Months Ended September 30,		Increase/ (Decrease)
	2003	**2002**	
PERFORMANCE MEASURES:			
Operating margin per CPA [1]	11.5%	11.5%	- pts
Adjustments:			
Add: Labor and other costs excluded from capacity purchase agreement (CPA)	1.4%	1.0%	0.4 pts
Add: Incentives and other revenues excluded from CPA...	0.8%	1.3%	(0.5 pts)
Actual operating margin as reported	13.7%	13.8%	(0.1 pts)

[1]   Under the capacity purchase agreement with Continental Airlines, the operating margin as defined by the agreement should be between 8.5% and 11.5% each quarter; otherwise, a reconciliation payment is made by Continental Airlines, if less than 8.5%, or to Continental Airlines, if more than 11.5%. However, for purposes of calculating the operating margin as defined by the agreement, ExpressJet excludes the effect of any unanticipated changes in most of the labor costs, any performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. As ExpressJet's settlement for the operating margin as defined by the capacity purchase agreement is calculated on a quarterly basis, year-to-date calculation is less meaningful. For detailed discussion of ExpressJet's capacity purchase agreement with Continental Airlines, see ExpressJet's Form 10-K for the year ended December 31, 2002. This disclosure provides management the ability to communicate to investors how certain provisions of the capacity purchase agreement operate.

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NON-GAAP STATISTICAL INFORMATION

PERFORMANCE MEASURES (in cents):	Three Months Ended	Nine Months Ended
	September 30, 2003	
Operating costs per available seat mile (CASM) ..	13.07	13.67
Adjustments:		
Add: Security fee reimbursement.....................	-	0.05
Less: Current year fuel cost per ASM	(1.69)	(1.70)
Add: Current year fuel cost per ASM at prior year fuel price	1.56	1.56
Adjusted CASM, excluding security fee reimbursement with fuel price held constant[1]..	12.94	13.58
2002 CASM	14.56	15.27

[1] Adjusted CASM, excluding security fee reimbursement, with fuel price held constant provides management and investors the ability to measure and monitor ExpressJet's cost performance absent unusual adjustments and fuel price volatility. The reasons for these adjustments are as follows:

- The security fee reimbursement received during May 2003 represented ExpressJet's share of the reimbursements for security costs to the airline industry. However, 100% of this reimbursement was remitted to Continental, pursuant to the terms of the capacity purchase agreement with Continental.
- The cost and availability of fuel are subject to many economic and political factors, events occurring throughout the world and ExpressJet's capacity purchase agreement with Continental, therefore, fuel price volatilities are beyond ExpressJet's control. For detailed discussion regarding risk factors relating to the airline industry and the capacity purchase agreement with Continental, see ExpressJet's Form 10-K for the year ended December 31, 2002.

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